

'ED STATES
XCHANGE COMMISSION
..ton, D.C. 20549

BD 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.F.C.G. SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 S. SOUTHEAST BLVD. SUITE 205
(No. and Street)

SPOKANE (City) WA (State) 99223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MC DIRMID, MIKKELSEN + SECREST
(Name – *if individual, state last, first, middle name*)

926 W. SPRAGUE AVE., SUITE 300 SPOKANE WA 99201
(Address) (City) (State) (Zip Code)

PROCESSED

MAR 21 2007

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
202
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/21

OATH OR AFFIRMATION

I, JAMES K. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.F.C.G. SECURITIES, INC., as of 12/31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MICHELLE L. BOSSIO
COMMISSION EXPIRES
NOTARY
PUBLIC
6-09-10
STATE OF WASHINGTON

Signature

PRINCIPAL
Title

Michelle L. Bossio
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.F.C.G. SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
December 31, 2006 and 2005

W.F.C.G. SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of W.F.C.G. Securities, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.F.C.G. Securities, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 15, 2007
Spokane, Washington

W.F.C.G. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS	**2006**	2005
Cash	**$ 28,303**	$ 91
Commissions receivable	**13,681**	13,692
Federal income tax receivable	**2,644**	4,500
Officer advance	**46,161**	44,084
Receivable from related party	**12,237**	12,237
Marketable securities owned	**62,824**	74,539
Property and equipment	**5,567**	6
	$ 171,417	$ 149,149
LIABILITIES AND STOCKHOLDER'S EQUITY		
Bank overdraft		$ 2,758
Business taxes payable	**$ 739**	812
	739	3,570
Stockholder's equity:		
Common stock, $1 par value:		
Authorized, 100 shares;		
Issued and outstanding, 80 shares	**80**	80
Additional paid-in capital	**6,280**	6,280
Retained earnings	**164,318**	139,219
	170,678	145,579
	$ 171,417	$ 149,149

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF INCOME
for the years ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions	$ 189,405	$ 188,423
Investment gain	3,078	256
Interest/dividend income	5,784	4,314
	198,267	192,993
Expenses:		
Officer's compensation and payroll taxes	137,383	179,186
Retirement plan contribution	18,295	
Regulatory fees	4,801	3,738
Business taxes and licenses	2,854	2,844
Professional fees	4,960	4,560
Travel expenses	250	
Office supplies	470	741
Promotion	1,400	
Depreciation	299	12
	170,712	191,081
Income before federal income taxes	27,555	1,912
Federal income taxes	2,456	
Net income	$ 25,099	$ 1,912

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended December 31, 2006 and 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2005	80	$ 80	$ 6,280	$ 137,307	$ 143,667
Net income				1,912	1,912
Balances, December 31, 2005	80	80	6,280	139,219	145,579
Net income				25,099	25,099
Balances, December 31, 2006	**80**	**$ 80**	**$ 6,280**	**$ 164,318**	**$ 170,678**

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net Income	$ 25,099	$ 1,912
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	299	12
Change in assets and liabilities:		
Commissions receivable	11	214
Federal income tax receivable	1,856	809
Officer advance	(2,077)	(1,329)
Receivables from related party, net		(2,237)
Marketable securities owned, net	11,715	(3,239)
Bank overdraft	(2,758)	2,758
Business taxes payable	(73)	143
Net cash provided by (used in) operating activities	34,072	(957)
Cash flows from investing activities:		
Purchase of equipment	(5,860)	
Net increase (decrease) in cash	28,212	(957)
Cash at beginning of year	91	1,048
Cash at end of year	$ 28,303	$ 91
Supplemental schedule of cash paid for:		
Income taxes	$ 600	$ 1,000

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on September 14, 1993 to operate as a broker/dealer engaging in mutual fund transactions. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities that are owned by the Company are stated at market value. The resulting difference between cost and market value (or fair value) is included in income.

Property and equipment are recorded at cost. Depreciation is computed using the straight line and accelerated methods over estimated useful lives of the assets.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. At December 31, 2006 and 2005 there was $289 and $91, respectively in the segregated cash account. The amount is included in cash on the financial statements. There is no minimum balance required in this reserve account at December 31, 2006 and 2005.

Continued

3. Property and Equipment:

Property and equipment as of December 31, 2006 and 2005 is summarized as follows:

	2006	2005
Office equipment	**$24,221**	$18,361
Less accumulated depreciation	**18,654**	18,355
	$ 5,567	$ 6

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $80,023 and $59,926 at December 31, 2006 and 2005, respectively. The Company's net capital ratio was .01 to 1 and .06 to 1 at December 31, 2006 and 2005, respectively.

5. Retirement Plan:

The Company has adopted the Northern Capital Management, Inc., Profit Sharing Plan and Trust as a participating employer with Northern Capital Management, Inc., a related entity. The plan covers all eligible employees of both companies and includes a 401(k) provision. Employees can defer up to 100% of compensation with the Company matching the participant's deferral up to the first 3% of compensation and 50% of the next 2% of compensation. W.F.C.G. Securities, Inc. made a contribution to the plan for the year ended December 31, 2006 in the amount of $18,295. No contribution was made for the year ended December 31, 2005.

Continued

6. Related Party Transactions:

The Company has shared payroll expenses with Northern Capital Management, Inc., which is owned 100% by the stockholder of W.F.C.G. Securities, Inc. At December 31, 2006 and 2005 the Company had a receivable due from Northern Capital Management, Inc., in the amount of $12,237 and $12,237, respectively. The total expenses reimbursed by the Company to Northern Capital Management, Inc. were $155,678 and $179,186 for the years ended December 31, 2006 and 2005, respectively.

7. Federal Income Taxes:

Differences between actual federal income taxes and anticipated federal income taxes at statutory rates result principally from nondeductible expenses for federal income tax purposes. The Company incurred a net operating loss of $25 for the year ended December 31, 2005, resulting in a $4 income tax benefit for the year ended December 31, 2006. Federal income tax expense for the year ended December 31, 2006 was $2,456. The Company also has an unused capital loss carryforward of $36,697 which expires in 2007. This capital loss carryforward can only be used to offset realized capital gains. Accordingly, a deferred tax asset has not been recognized.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of W.F.C.G. Securities, Inc. as of and for the year ended December 31, 2006 and have issued our report thereon dated February 15, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen, & Secrest, P.S.

February 15, 2007
Spokane, Washington

W.F.C.G. SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Net capital:		
Stockholder's equity:		
Common stock	$ 80	
Additional paid-in capital	6,280	
Retained earnings	164,318	
Total stockholder's equity		**$ 170,678**
Deductions:		
Non-allowable assets:		
CRD cash account	289	
Commission receivables	13,681	
Federal income tax receivable	2,644	
Officer advance	46,161	
Receivable from related party	12,237	
Property and equipment	5,567	
		80,579
Net capital before haircut on securities position		**90,099**
Haircuts on securities		**10,076**
Net capital		**80,023**
Minimum net capital required		**5,000**
Excess net capital		**$ 75,023**
Aggregate indebtedness:		
Business taxes payable		**$ 739**
Ratio of aggregate indebtedness to net capital		**.01 to 1**

W.F.C.G. SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

W.F.C.G. Securities, Inc. is exempt from Rule 15c3-3.

W.F.C.G. SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2006

Net capital:	
Net capital as reported on FOCUS REPORT	$ 77,524
Audit adjustments:	
Decrease in payable to related party	2,500
Rounding	(1)
Net capital which should have been reported	**$ 80,023**
Net capital as computed on page 10	**$ 80,023**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	$ 3,239
Audit adjustments:	
Decrease in payable to related party	(2,500)
Aggregate indebtedness which should have been reported	**$ 739**
Aggregate indebtedness as computed on page 10	**$ 739**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements and supplemental schedules of W.F.C.G. Securities, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the Untied States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements of for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

Continued

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 15, 2007
Spokane, Washington

END